UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ZipRecruiter, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

98980B103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98980B103	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ian H. Siegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,705,940(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSIT0VE POWER 13,705,940(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,705,940(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%(2)
12	TYPE OF REPORTING PERSON IN

(1)

Each share of Class B common stock is convertible at any time into one share of Class A common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 20 votes. Ownership of Class A common stock assumes conversion of all such Reporting Person’s shares of Class B common stock into shares of Class A common stock. Represents (a) 17,952 shares of Class A common stock held by the Reporting Person; (b) 616,289 shares of Class A common stock held by The Siegel Family Trust; (c) 13,029,486 shares of Class B common stock held by The Siegel Family Trust; and (d) 42,213 shares of Class A common stock held by Matthew Siegel. The Reporting Person has sole voting power with respect to the shares held by The Siegel Family Trust and Matthew Siegel.

(2)

Beneficial ownership percentage is based upon 76,172,267 shares of Class A common stock issued and outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Person. Such percentage is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of Class B common stock beneficially owned by the Reporting Person, assuming conversion of such stock into Class A common stock (and excluding the conversion of shares of Class B common stock held by other persons). Assuming full conversion of all the currently outstanding Class B common stock, the 13,705,940 shares of Class A common stock would represent 13.9% of the total Class A common stock outstanding.

CUSIP No. 98980B103	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer: ZipRecruiter, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 604 Arizona Avenue Santa Monica, California 90401

Item 2(a)	Name of Person Filing: Ian H. Siegel

Item 2(b)	Address of Principal Business Office or, If None, Residence:

c/o ZipRecruiter, Inc.
604 Arizona Avenue
Santa Monica, California 90401

Item 2(c)	Citizenship: United States

Item 2(d)	Title of Class of Securities: Class A Common Stock, $0.00001 par value per share

Item 2(e)	CUSIP Number:

98980B103

Item 3.	Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

13,705,940(1)

(b)	Percent of Class:

15.4%(2)

CUSIP No. 98980B103	13G	Page 4 of 6 Pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

13,705,940(1)

(ii)	Shared power to vote or direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

13,705,940(1)

(iv)	Shared power to dispose or to direct the disposition of:

0

(1)

Each share of Class B common stock is convertible at any time into one share of Class A common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 20 votes. Ownership of Class A common stock assumes conversion of all such Reporting Person’s shares of Class B common stock into shares of Class A common stock. Represents (a) 17,952 shares of Class A common stock held by the Reporting Person; (b) 616,289 shares of Class A common stock held by The Siegel Family Trust; (c) 13,029,486 shares of Class B common stock held by The Siegel Family Trust; and (d) 42,213 shares of Class A common stock held by Matthew Siegel. The Reporting Person has sole voting power with respect to the shares held by The Siegel Family Trust and Matthew Siegel.

(2)

Beneficial ownership percentage is based upon 76,172,267 shares of Class A common stock issued and outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Person. Such percentage is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of Class B common stock beneficially owned by the Reporting Person, assuming conversion of such stock into Class A common stock (and excluding the conversion of shares of Class B common stock held by other persons). Assuming full conversion of all the currently outstanding Class B common stock, the 13,705,940 shares of Class A common stock would represent 13.9% of the total Class A common stock outstanding.

CUSIP No. 98980B103	13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 98980B103	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

	By:	/s/ Ian H. Siegel
	Name:	Ian H. Siegel